CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Leveraged Inflation-Linked Retail Medium-Term Notes Due June 10, 2013	$8,260,000	$324.62

(1)	Excludes accrued interest, if any.
(2)	A filing fee of $324.62 calculated in accordance with Rule 457(r), has been transmitted to the SEC in connection with the securities offered by means of this pricing supplement.

Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-132469

333-132469-01

333-132469-02

PRICING SUPPLEMENT, NO. 238

DATED JUNE 5, 2008

(To Prospectus dated March 16, 2006 and

Prospectus Supplement dated March 16, 2006)

Prudential Financial, Inc.

$8,260,000

Leveraged Inflation-Linked Retail Medium-Term Notes Due June 10, 2013

This pricing supplement relates to $8,260,000 principal amount of Leveraged Inflation-Linked Retail Medium-Term Notes, or the “notes,” of Prudential Financial, Inc. You should read this pricing supplement in conjunction with the prospectus dated March 16, 2006 and prospectus supplement dated March 16, 2006. Unless otherwise defined herein, capitalized terms used herein have the meanings given to them in the accompanying prospectus, as supplemented.

We will pay interest on the notes on the 10th calendar day of each month, which we refer to as an “Interest Payment Date,” beginning July 10, 2008. Until July 10, 2008, the annual interest rate payable on the notes will be 6.11%. Thereafter, the annual interest rate will be equal to the Inflation Index Adjustment, which will be determined as described in the accompanying prospectus supplement under “Description of Retail Medium-Term Notes—Indexed Retail Medium-Term Notes—Inflation-Linked Rate,” multiplied by a leverage factor of 1.55. However, at no time will the annual interest rate for any interest payment period be less than zero.

We will base the Inflation Index Adjustment for each interest payment period on the percentage change in the U.S. Consumer Price Index, or “CPI,” as defined in the accompanying prospectus supplement under “Description of Retail Medium-Term Notes—Indexed Retail Medium-Term Notes—Inflation-Linked Rate.” The Inflation Index Adjustment may be a positive or negative rate in any interest payment period. We will calculate the Inflation Index Adjustment monthly and reset the interest rate on the notes monthly.

The notes priced on June 5, 2008 and will mature and be payable at 100% of their principal amount on June 10, 2013, plus any accrued and unpaid interest thereon to but excluding that date, and will not be subject to redemption prior to maturity. The notes will represent unsecured unsubordinated indebtedness of Prudential Financial, Inc. and will rank equally with its other unsecured unsubordinated indebtedness from time to time outstanding.

Investing in the notes involves certain risks, including those described in the “ Additional Risk Factors” section beginning on page PS-2 of this pricing supplement, the “Risk Factors” section beginning on page S-6 of the accompanying prospectus supplement, and the “Notes Regarding Forward-Looking Statements and Certain Risks” section beginning on page 3 of the accompanying prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this pricing supplement, the accompanying prospectus or the accompanying prospectus supplement. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Purchasing Agent’s Discount (2)	Proceeds, Before Expenses, to Us (3)
Per Note	100.00%	2.10%	97.90%
Total	$8,260,000	$173,460	$8,086,540

(1)	Plus accrued interest, if any, from June 10, 2008 if settlement occurs after that date.
(2)	J.P. Morgan Securities Inc. (“JPMSI”) will receive a commission of $21.00 per $1,000 principal amount of note and will use a portion of that commission to allow concessions to other dealers of $10.50 per $1,000 principal amount of note. In connection with this offering, Prudential Financial, Inc. or its affiliate entered into a swap transaction with an affiliate of JPMSI to hedge certain of its payment obligations under the notes. See “Underwriting.”
(3)	Net of accrued interest, if any, from June 10, 2008, if settlement occurs after that date.

The Agent expects to deliver the notes in book-entry form only, through the facilities of The Depository Trust Company, New York, New York, on or about June 10, 2008.

JPMorgan

ADDITIONAL RISK FACTORS

You should carefully consider the following discussion of risks, and the other information provided in the accompanying prospectus and prospectus supplement. The notes will not be an appropriate investment for you if you are not knowledgeable about significant features of the notes, about our financial condition, operations and business or financial matters in general. You should not purchase the notes unless you understand, and know that you can bear, these risks. For further discussion of the risks related to an investment in inflation-linked notes, see “Risk Factors—Risks Related to an Investment in Inflation-Linked Notes” in the accompanying prospectus supplement.

Return on the notes could equal zero.

You will receive an interest payment for the applicable interest payment period based on a rate per annum equal to the Inflation Index Adjustment, multiplied by a leverage factor of 1.55, subject to the Minimum Interest Rate Limitation of 0.00%. Therefore, in the event of a decrease in the Inflation Index Adjustment (or no change in the Inflation Index Adjustment), such as in periods of deflation, you will not receive an interest payment for the applicable interest payment period.

The yield on the notes may be lower than the yield on a standard debt security of comparable maturity.

The amounts we will pay you on Interest Payment Dates and the Maturity Date may be less than the return you could have earned on other investments. Because the level of the CPI as of each Interest Payment Date may be less than, equal to or only somewhat greater than its value as of the previous Interest Payment Date, and because interest payments after July 10, 2008 are determined by the level of the CPI, the effective yield to maturity on notes may be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Prudential Financial, Inc. of comparable maturity.

Floating rate notes differ from fixed rate notes.

The annual interest rate paid by us on the notes for each interest payment period will be equal to the Inflation Index Adjustment multiplied by a leverage factor of 1.55, which may be less than returns otherwise payable on debt securities issued by us with similar maturities. You should consider, among other things, the overall potential annual percentage rate of interest to maturity of the notes as compared to other investment alternatives.

The inclusion of any commissions and estimated profit from hedging in the original issue price is likely to adversely affect secondary market prices.

Assuming no change in market conditions or any other relevant factors, the price, if any, at which JPMSI is willing to purchase notes in secondary market transactions will likely be lower than the original issue price, because the original issue price includes, and secondary market prices are likely to exclude, any commissions paid with respect to the notes, as well as the estimated profit included in the cost of hedging our obligations under the notes. In addition, any such prices may differ from values determined by pricing models used by JPMSI as a result of dealer discounts, markups or other transaction costs. See “Underwriting.”

CERTAIN NOTE TERMS

1.	Aggregate Original Principal Amount: $8,260,000

2.	Issue Date: June 10, 2008

3.	Maturity Date: June 10, 2013

(a)	Amount Payable on the Maturity Date: 100% of principal amount, plus any accrued and unpaid interest thereon to but excluding that date

4.	Interest Category: Indexed Notes

5.	Trustee: The Bank of New York, as successor trustee under an indenture dated as of April 25, 2003, as supplemented and amended. Citibank, N.A. will act as paying agent, registrar and transfer agent for the notes.

6.	Calculation Agent: Prudential Financial, Inc.

7.	Purchasing Agent: J.P. Morgan Securities Inc.

8.	Selling concession: 1.05%. See footnote 2 to the fee table on the cover page.

9.	Interest:

(a)	Frequency of Interest Payments: Monthly, with an initial interest payment period from and including the Issue Date to but excluding July 10, 2008

(b)

Interest Payment Dates: The 10th calendar day of each month, commencing July 10, 2008, or if such date is not a Business Day, the next succeeding Business Day; provided that any interest payment on an Interest Payment Date, as postponed, will accrue to but excluding such Interest Payment Date, as postponed

(c)	Interest Rate: The Inflation Index Adjustment multiplied by a leverage factor of 1.55, subject to the Minimum Interest Rate Limitation

(d)	Day Count: 360-day year of twelve 30-day months

(e)	Inflation Index Adjustment: The “Inflation Index Adjustment” (expressed as a percentage per year) for an interest payment period will be calculated as described in the accompanying prospectus supplement under “Description of Retail Medium-Term Notes—Indexed Retail Medium-Term Notes—Inflation-Linked Rate.” The Inflation Index Adjustment multiplied by a leverage factor of 1.55 for purposes of the initial interest payment date of July 10, 2008 is 6.11% per annum.

The “inflation index adjustment” (expressed as a percentage per year) for an interest payment period will be calculated as follows:

Inflation index adjustment	=	(Ref CPIn – Ref CPIn-12)
Ref CPIn-12

The inflation index adjustment will be expressed as a percentage, rounded to the nearest one-hundredth of one percent. All percentages resulting from any intermediate calculation on the notes will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with 0.000005% rounded up to 0.00001%. All coupon amounts used in or resulting from such calculation on the notes will be rounded to the nearest one-hundredth of a percentage point, with 0.005% rounded up to 0.01%.

Ref CPIn = As to any Interest Reset Date, the level of CPI for the third calendar month (the “Reference Month”) preceding the month in which that Interest Reset Date occurs, as reported in the second calendar month prior to such Interest Reset Date.

Ref CPIn-12 = As to any Interest Reset Date, the level of CPI for the 12th calendar month preceding the relevant Reference Month.

“CPI” means the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, which is published monthly by the Bureau of Labor Statistics of the U.S. Department of Labor, as reported on Bloomberg page CPURNSA or any successor service.

(f)	Leverage Factor: 1.55

(g)	Interest Reset Date: the Interest Payment Date, on which interest is paid with respect to an interest payment period

(h)	Interest Determination Date: The 5th business day preceding each Interest Reset Date

(i)	Minimum Interest Rate Limitation: 0.00% per annum for each interest payment period

Example.	For example, for the Interest Payment Period from and including June 10, 2008 to but excluding July 10, 2008, CPIn will be 214.823, the CPI for April 2008 (the Reference Month), and Ref CPIn-12 will be 206.686, the CPI for April 2007 (which is the CPI for the 12th calendar month preceding the Reference Month). The rate at which interest will be paid for that period will be calculated as follows:

Inflation Index Adjustment =

= (Ref CPIn – Ref CPIn-12) / Ref CPIn-12

= (214.823 – 206.686) / 206.686

= 0.0394

Leverage Factor = 1.55

Interest Rate = 0.0394 x 1.55 = 0.0611 = 6.11%

The following table sets forth the CPI from January 2003 to April 2008, as reported by the Bureau of Labor Statistics of the U.S. Department of Labor.

Month	2008	2007	2006	2005	2004	2003
January	211.080	202.416	198.3	190.7	185.2	181.7
February	211.693	203.499	198.7	191.8	186.2	183.1
March	213.528	205.352	199.8	193.3	187.4	184.2
April	214.823	206.686	201.5	194.6	188.0	183.8
May	—	207.949	202.5	194.4	189.1	183.5
June	—	208.352	202.9	194.5	189.7	183.7
July	—	208.299	203.5	195.4	189.4	183.9
August	—	207.917	203.9	196.4	189.5	184.6
September	—	208.490	202.9	198.8	189.9	185.2
October	—	208.936	201.8	199.2	190.9	185.0
November	—	210.177	201.5	197.6	191.0	184.5
December	—	210.036	201.8	196.8	190.3	184.3

As previously stated, movements in the CPI that have occurred in the past are not necessarily indicative of changes that may occur in the future, which may be wider or more confined than those that have occurred historically.

After July 10, 2008, the interest payable on the notes on any Interest Payment Date will be reduced in the event that the inflation index adjustment, derived from the CPI and used to calculate the interest then payable on the notes is less than the inflation index adjustment used to calculate the interest payable on the notes on the preceding Interest Payment Date.

10.	Survivor’s Option: No

11.	Further Issuances

Prudential Financial, Inc. may, from time to time, without the consent of the existing holders, issue additional notes with the same terms as the notes, except for the issue date, issue price, initial interest accrual date and, depending on the issue date, the initial interest payment date. Any such additional note will bear the same CUSIP number and be fungible with the notes offered by this pricing supplement.

12.	CUSIP Number: 74432RAM5

13.	ISIN Number: US74432RAM51

Initial trades settle flat and clear SDFS: DTC Book Entry only, DTC number 187 via J.P. Morgan Securities Inc.

UNDERWRITING

In connection with this offering, Prudential Financial, Inc. entered into a swap transaction with an affiliate of JPMSI (the “Hedging Counterparty”) to hedge certain of its payment obligations under the notes.

JPMSI will receive a commission of $21.00 per $1,000 principal amount of note and will use a portion of that commission to allow concessions to other dealers of $10.50 per $1,000 principal amount of note. In connection with this offering, Prudential Financial, Inc. or its affiliate entered into a swap transaction with an affiliate of JPMSI to hedge certain of its payment obligations under the notes.

CERTAIN UNITED STATES

FEDERAL INCOME TAX CONSEQUENCES

Interest paid on the notes will generally be taxable as ordinary interest income to U.S. holders. For a further description of the U.S. federal income tax considerations relating to the notes, see “Certain United States Federal Income Tax Consequences” in the accompanying prospectus supplement.

PS-5